04030239

Atlas Copco

press information

Group Communications

CONTACT: Göran Gezelius, Senior Executive Vice President,
Business Area Industrial Technique,
+46 70 569 8505

Hans Ola Meyer, Chief Financial Officer, Atlas Copco AB
+46 70 588 8292

SUPPL

Atlas Copco plans to divest its electric tool business

Stockholm, Sweden, May 14, 2004 – Atlas Copco has initiated a process with the objective to sell its electric tools business. In 2003, the business had revenues of approximately MUSD 700 (MSEK 5 700) and 3 100 employees.

Göran Gezelius, Senior Executive Vice President, Business Area Industrial Technique says, "Atlas Copco's electric tool business is stable and profitable, and it has significant markets shares, particularly in North America. The business is, however, still far from the Group's desired position of globally being number one or two in the markets we serve."

The synergies between the electric tool business and other businesses within the Atlas Copco Group are limited in distribution, manufacturing and product development. Also, the selling process is different. While the electric tool divisions sell to industrial distributors and retailers, most other divisions sell directly to industrial end-users and only to certain extent through distributors.

Atlas Copco's electric tool business consists of two divisions within the Industrial Technique business area: AEG Electric Tools acquired in 1991 and Milwaukee Electric Tool acquired in 1995. Sales are chiefly done under the Milwaukee brand, and two thirds of sales are done in North America. Besides the electric tool business, the business area has two industrial tool divisions, with total revenues of approximately MUSD 600 (MSEK 4 850) in 2003.

Merrill Lynch International is advising Atlas Copco in this matter.

The Atlas Copco Group is a global industrial group of companies headquartered in Stockholm, Sweden. In 2003, the Group had revenues of BSEK 44.6, with 98% of the revenues outside Sweden, and close to 26 000 employees. Atlas Copco Group companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems and offers related services and equipment rental. More information is available on www.atlascopco-group.com.

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